Filed pursuant to Rule 433
Registration No. 333-131114
January 19, 2006
Hutchinson Technology Incorporated
(HTCH/NASDAQ)
Convertible Subordinated Notes
Offering Size: $225,000,000
Overallotment Option: $25,000,000
Terms:

Public Offering Price:	$1,000.00 per note (100%)
Maturity:	January 15, 2026
Interest Rate:	3.25% payable semiannually in arrears in cash
Last Sale (1/19/06):	$28.02
Conversion Price:	$36.43
Conversion Premium:	30.0%
Conversion Rate:	27.4499
Interest Payment Dates:	January 15 and July 15, beginning July 15, 2006
Redemption:	Beginning January 21, 2011 at any time at the
option of the Company at the prices set forth
below plus accrued and unpaid interest, if
any, thereon to, but excluding, the applicable
redemption date:

Year	Percentage
2011	100.93%
2012	100.46%
2013 and thereafter	100.00%

Put Dates:	January 15, 2013, January 15, 2016 and January 15, 2021
Conversion Trigger Price:	$43.72
Adjustment to Conversion Rate Upon Certain Fundamental Changes:	If a fundamental change occurs prior to January 21, 2011 and a holder elects to convert in connection with such transaction, the conversion rate will be increased by a number of shares. The number of additional shares will be determined by reference to the following table and is based on the date on which such fundamental change becomes effective and the price paid per share of common stock on the effective date:

	Effective Date
Stock Price	Jan 25, 2006	Jan 15, 2007	Jan 15, 2008	Jan 15, 2009	Jan 15, 2010	Jan 21, 2011
$28.02	8.23	8.23	8.23	8.23	8.23	8.23
32.00	6.52	6.04	5.48	4.78	3.87	3.80
36.00	5.34	4.82	4.23	3.47	2.46	0.32
40.00	4.48	4.02	3.45	2.63	1.64	0.00
45.00	3.71	3.22	2.66	1.96	1.08	0.00
50.00	3.16	2.70	2.19	1.55	0.79	0.00

	Effective Date
Stock Price	Jan 25, 2006	Jan 15, 2007	Jan 15, 2008	Jan 15, 2009	Jan 15, 2010	Jan 21, 2011
55.00	2.76	2.33	1.85	1.28	0.63	0.00
60.00	2.44	2.04	1.62	1.10	0.54	0.00
65.00	2.20	1.83	1.44	0.97	0.48	0.00
70.00	2.00	1.66	1.30	0.88	0.44	0.00
75.00	1.84	1.52	1.19	0.81	0.41	0.00

Trade Date:	1/19/2006
Settlement Date:	1/25/2006
CUSIP:	448407AF3

Sole Bookrunner:	Merrill Lynch & Co.
Co-Managers:	Citigroup Global Markets Inc. and Needham & Company, LLC
The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-248-3580.
ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.